UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Alon USA Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02052T 109

(CUSIP Number)

Ezra Uzi Yemin, Chief Executive Officer

Delek US Holdings, Inc.

7102 Commerce Way

Brentwood, Tennessee 37027

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 02052T 109

1	Names of Reporting Persons. Delek US Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,000,000(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 81.6%(2)

14	Type of Reporting Person CO

(1)   Alon Assets, Inc., a Delaware corporation (“Alon Assets”), is a limited partner of Alon USA Partners, LP, a Delaware limited partnership (the “Issuer”), and the record holder of 51,000,000 common units representing limited partnership interests in the Issuer (“Common Units”). Alon USA Capital, Inc., a Delaware corporation (“Alon Capital”), owns 100% of the outstanding shares of Alon Assets and is a wholly owned subsidiary of Alon USA, Inc., a Delaware corporation (“Alon USA”). Alon USA is a wholly owned subsidiary of Alon USA Energy, Inc., a Delaware corporation (“Alon Energy”). Delek US Energy, Inc., a Delaware corporation (“Delek Energy”), owns approximately 47% of the outstanding shares of Alon Energy and is a wholly owned subsidiary of Delek US Holdings, Inc., a Delaware corporation (“Delek”). Delek owns approximately 53% of the outstanding shares of Alon Energy.

(2)   Based upon approximately 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2017.

1	Names of Reporting Persons. Delek US Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,000,000(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 81.6%(2)

14	Type of Reporting Person CO

(1)   Alon Assets is a limited partner of the Issuer and the record holder of 51,000,000 Common Units. Alon Capital owns 100% of the outstanding shares of Alon Assets and is a wholly owned subsidiary of Alon USA. Alon USA is a wholly owned subsidiary of Alon Energy. Delek Energy owns approximately 47% of the outstanding shares of Alon Energy and is a wholly owned subsidiary of Delek. Delek owns approximately 53% of the outstanding shares of Alon Energy.

(2)   Based upon approximately 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on August 2, 2017.

1	Names of Reporting Persons. Alon USA Energy, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,000,000(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 81.6%(2)

14	Type of Reporting Person CO

(1)   Alon Assets is a limited partner of the Issuer and the record holder of 51,000,000 Common Units. Alon Capital owns 100% of the outstanding shares of Alon Assets and is a wholly owned subsidiary of Alon USA. Alon USA is a wholly owned subsidiary of Alon Energy. Delek Energy owns approximately 47% of the outstanding shares of Alon Energy and is a wholly owned subsidiary of Delek. Delek owns approximately 53% of the outstanding shares of Alon Energy.

(2)   Based upon approximately 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on August 2, 2017.

1	Names of Reporting Persons. Alon USA, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,000,000(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 81.6%(2)

14	Type of Reporting Person CO

(1)   Alon Assets is a limited partner of the Issuer and the record holder of 51,000,000 Common Units. Alon Capital owns 100% of the outstanding shares of Alon Assets and is a wholly owned subsidiary of Alon USA. Alon USA is a wholly owned subsidiary of Alon Energy. Delek Energy owns approximately 47% of the outstanding shares of Alon Energy and is a wholly owned subsidiary of Delek. Delek owns approximately 53% of the outstanding shares of Alon Energy.

(2)   Based upon approximately 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on August 2, 2017.

1	Names of Reporting Persons. Alon USA Capital, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,000,000(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 81.6%(2)

14	Type of Reporting Person CO

(1)   Alon Assets is a limited partner of the Issuer and the record holder of 51,000,000 Common Units. Alon Capital owns 100% of the outstanding shares of Alon Assets and is a wholly owned subsidiary of Alon USA. Alon USA is a wholly owned subsidiary of Alon Energy. Delek Energy owns approximately 47% of the outstanding shares of Alon Energy and is a wholly owned subsidiary of Delek. Delek owns approximately 53% of the outstanding shares of Alon Energy.

(2)   Based upon approximately 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on August 2, 2017.

1	Names of Reporting Persons. Alon Assets, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,000,000(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 81.6%(2)

14	Type of Reporting Person CO

(1)   Alon Assets is a limited partner of the Issuer and the record holder of 51,000,000 Common Units. Alon Capital owns 100% of the outstanding shares of Alon Assets and is a wholly owned subsidiary of Alon USA. Alon USA is a wholly owned subsidiary of Alon Energy. Delek Energy owns approximately 47% of the outstanding shares of Alon Energy and is a wholly owned subsidiary of Delek. Delek owns approximately 53% of the outstanding shares of Alon Energy.

(2)   Based upon approximately 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on August 2, 2017.

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this “Statement”) because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Issuer (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is filed hereto as Exhibit A.

Item 1.                   Security and Issuer.

This Statement is being filed with respect to the common units representing limited partner interests (“Common Units”) of Alon USA Partners, LP, a Delaware limited partnership (the “Issuer” or the “Partnership”). The address of the principal executive offices of the Issuer is 7102 Commerce Way, Brentwood, Tennessee 37027.

Item 2.                   Identity and Background.

(a)           This Statement is filed by:

(i)            Delek US Holdings, Inc., a Delaware corporation (“Delek”);

(ii)           Delek US Energy, Inc., a Delaware corporation (“Delek Energy”);

(iii)          Alon USA Energy, Inc., a Delaware corporation (“Alon Energy”);

(iv)          Alon USA, Inc., a Delaware corporation (“Alon USA”);

(v)           Alon USA Capital, Inc., a Delaware corporation (“Alon Capital”); and

(vi)          Alon Assets, Inc., a Delaware corporation (“Alon Assets” and together with Delek, Delek Energy, Alon Energy, Alon USA and Alon Capital, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Delek is a corporation, the common stock of which is listed for trading on the New York Stock Exchange, and owns 100% of the equity interests of Delek Energy and approximately 53% of the equity interests in Alon Energy. Delek Energy owns approximately 47% of the equity interests of Alon Energy. Alon Energy owns 100% of the equity interests of Alon USA. Alon USA owns 100% of the equity interests of Alon Assets. Alon Assets owns 100% of the equity interests of Alon USA Partners GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”).

Alon Assets is a limited partner of the Issuer and the record holder of 51,000,000 Common Units, representing an 81.6% limited partner interest.

(b)           The business address of Delek, Delek Energy, Alon Energy, Alon USA, Alon Capital and Alon Assets, which also serves as their respective principal offices, is 7102 Commerce Way, Brentwood, Tennessee 37027.

(c)           The principal business of:

(i)            Delek is to hold equity interests in its subsidiaries comprising a diversified downstream energy company with assets in petroleum refining, logistics, asphalt, renewable fuels and convenience store retailing;

(ii)           Delek Energy is to conduct an integrated downstream energy business focused on petroleum refining, the wholesale distribution of refined products, and owning and operating crude oil and refined products logistics and marketing assets;

(i)            Alon Energy is to hold equity interests in its subsidiaries, which engage in the refining and marketing of petroleum products;

(ii)           Alon USA is to hold equity interests in its subsidiaries, which engage in the refining and marketing of petroleum products;

(iii)          Alon Capital is to hold equity interests in its subsidiaries, which engage in the refining and marketing of petroleum products; and

(iv)          Alon Assets is to hold equity interests in its subsidiaries, which engage in, and to own certain assets used in, the refining and marketing of petroleum products.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule A and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule A as a director or executive officer of any of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Sources and Amount of Funds or Other Consideration.

On January 2, 2017, Delek US Energy, Inc. (referred to herein as Delek Energy, but prior to the Delek-Alon Mergers (as defined below), referred to herein as “Old Delek”), Alon Energy, Delek Holdco, Inc., a Delaware corporation and wholly owned subsidiary of Old Delek (referred to herein as Delek, but prior to the Delek-Alon Mergers, referred to herein as “Holdco”), Dione Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“Delek Merger Sub”), and Astro Mergeco, Inc., a Delaware corporation and wholly owned subsidiary of Holdco (“Astro Merger Sub”), entered into an Agreement and Plan of Merger (as amended by the First Amendment to Agreement and Plan of Merger, dated as of

February 27, 2017, and the Second Amendment to Agreement and Plan of Merger, dated as of April 21, 2017, the “Delek-Alon Merger Agreement”).

Pursuant to the terms of the Delek-Alon Merger Agreement and the Certificates of Amendment and Certificates of Merger filed with the Secretary of State of the State of Delaware on June 30, 2017, (i) Old Delek was renamed “Delek US Energy, Inc.” and Holdco was renamed “Delek US Holdings, Inc.”; (ii) Delek Merger Sub merged with and into Old Delek (the “Delek Merger”), with Delek Energy surviving as a wholly owned subsidiary of Delek; and (iii) Astro Merger Sub merged with and into Alon Energy (the “Alon Merger” and together with the Delek Merger, the “Delek-Alon Mergers”), with Alon Energy surviving as a direct and indirect wholly owned subsidiary of Delek. The Delek-Alon Mergers were effective as of July 1, 2017 (the “Effective Time”).

Subject to the terms and conditions of the Delek-Alon Merger Agreement, at the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Alon Energy (“Alon Common Stock”), other than shares owned by Old Delek and its subsidiaries or held in the treasury of Alon Energy, was converted into the right to receive 0.504 of a share of common stock, par value $0.01 per share, of Delek (“Delek Common Stock”), or in the case of fractional shares of Delek Common Stock, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Delek Common Stock multiplied by (ii) $25.96 per share, which was the volume weighted average price of the common stock, par value $0.01 per share, of Old Delek (“Old Delek Common Stock”) as reported on the NYSE Composite Transactions Reporting System for the 20 consecutive New York Stock Exchange (“NYSE”) full trading days ending on June 30, 2017. Each outstanding share of restricted Alon Common Stock was assumed by Delek and converted into a restricted stock award denominated in shares of Delek Common Stock.

In addition, subject to the terms and conditions of the Delek-Alon Merger Agreement, each share of Old Delek Common Stock or fraction thereof issued and outstanding immediately prior to the Effective Time (other than Old Delek Common Stock held in the treasury of Old Delek) was converted at the Effective Time into the right to receive one validly issued, fully paid and non-assessable share of Delek Common Stock or such fraction thereof equal to the fractional share of Delek Common Stock. All existing Old Delek stock options, restricted stock awards and stock appreciation rights were converted into equivalent rights with respect to Delek Common Stock.

As a result of the Delek-Alon Mergers and Alon Energy becoming a wholly owned subsidiary of Delek, Delek, through its indirect ownership of Alon Assets, controls the General Partner, which is the general partner of the Issuer. Accordingly, Delek has the ability to appoint all of the directors of the board of directors of the General Partner. Also as a result of the Delek-Alon Mergers, Delek and Delek Energy became beneficial owners of the Issuer’s Common Units by acquiring indirect ownership of Alon Assets.

In connection with the Delek-Alon Mergers, following the Effective Time, the following officers of the Issuer voluntarily resigned from their respective roles: Jimmy C. Crosby, Claire Hart, Michael Oster, James Ranspot, Kyle McKeen, and Jeff Brorman. On July 27, 2017, the following individuals were appointed as officers of the Issuer by the board of directors of the General Partner: Ezra Uzi Yemin as President, Alan Moret as Chief Executive Officer, Kevin Kremke as Executive Vice President and Secretary, Frederec Green as Executive Vice President and Chief Operating Officer, and Shai Even as Senior Vice President and Chief Financial Officer. Subsequently, Alan Moret and Shai Even each resigned from their respective positions with the Issuer. On August 10, 2017, the board of directors of the General Partner appointed Frederec Green as Executive Vice President and Chief Executive Officer and Kevin Kremke as Executive Vice President, Chief Financial Officer and Secretary of the Issuer.

Item 4.                   Purpose of the Transaction.

(a) – (j) The information contained in Item 3 is incorporated into this Item 4 by reference.

On November 8, 2017, Delek and Sugarland Mergeco, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Delek (“Merger Sub”, and together with Delek, the “Parent Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Partnership and the General Partner (the Partnership and the General Partner being referred to herein as, the “MLP Parties”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Partnership, with the Partnership being the surviving entity (the “Merger”).

Under the terms of the Merger Agreement, each outstanding Common Unit that is held by a unitholder other than Delek and any entities that are partially or wholly owned, directly or indirectly, by Delek, including Merger Sub, Alon Assets and the Partnership (such units, the “MLP Public Units”), will be converted into the right to receive 0.4900 shares of validly issued, fully paid and non-assessable Delek Common Stock. Any Common Units that are owned immediately prior to the Merger by the Partnership will be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled Common Units. All Common Units that are not MLP Public Units or not canceled as described in the immediately preceding sentence will, in each case, remain outstanding as partnership interests in the Partnership, unaffected by the Merger.

The conflicts committee (the “MLP Conflicts Committee”) of the board of directors of the General Partner (the “MLP Board”) has, by unanimous vote, approved the Merger Agreement and the transactions contemplated thereby, including the Merger (such approval constituting a “Special Approval” pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership), determined that they are in the best interests of the Partnership and the holders of MLP Public Units, and resolved to recommend the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, to the MLP Board. Based upon such approval, the MLP Board has determined that the Merger Agreement and the transactions contemplated therein, including the Merger, are in the best interest of the Partnership and holders of the MLP Public Units, and as such, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and directed that the Merger Agreement be submitted to a vote of holders of Common Units and authorized the holders of Common Units to act by written consent.

Completion of the Merger is conditioned upon, among other things: (i) the approval and adoption of the Merger Agreement and the Merger by holders of at least a majority of the outstanding Common Units; (ii) all material required governmental consents and approvals in connection with the Merger having been made or obtained; (iii) the absence of legal injunctions or impediments prohibiting the transactions contemplated by the Merger Agreement; (iv) the effectiveness of a registration statement on Form S-4 with respect to the issuance of Delek Common Stock in the Merger; and (v) approval of the listing on the New York Stock Exchange, subject to official notice of issuance, of the Delek Common Stock to be issued in the Merger. The approval of the holders of Delek Common Stock is not required.

Pursuant to the terms of the Support Agreement, dated as of November 8, 2017, by and between the Partnership and Alon Assets (the “Support Agreement”), Alon Assets, which as of November 8, 2017 beneficially owned 51,000,000 Common Units representing approximately 81.6% of the outstanding Common Units, has agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Unitholder Written Consent”). The delivery of the Unitholder Written Consent (or, if applicable, vote) by Alon Assets with respect to the Common Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger.

The Merger Agreement also contains (i) customary representations and warranties of the Parent Parties and the MLP Parties, and (ii) covenants of the Parent Parties and the MLP Parties with respect to, among other things, certain actions taken prior to the closing of the Merger, cooperation with respect to regulatory issues and access to each other’s information.

The Merger Agreement contains provisions granting both Delek and the Partnership the right to terminate the Merger Agreement for certain reasons, including, among others, if: (i) the Merger is not completed on or before June 30, 2018 (the “Termination Date”); (ii) any governmental authority has issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, or executive order) permanently restraining, enjoining, or prohibiting the Merger and such order, decree or ruling (including the enactment of any statute, rule, regulation, or executive order) shall have become final and non-appealable; or (iii) under certain conditions, there has been a material breach of any of the representations, warranties, covenants or agreements set forth in the Merger Agreement by a party to the Merger Agreement that is not cured by the Termination Date.

The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Delek or the Partnership. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of the agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Securityholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Delek or the Partnership. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Delek’s or the Partnership’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the consent statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of Delek and the Partnership make with the Commission.

The foregoing description of the Merger, the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Support Agreement, copies of which were filed as Exhibits 2.1 and 99.2 to Delek’s Current Report on Form 8-K (file No. 001-38142) filed with the Commission on November 9, 2017 and the terms of which are incorporated herein by reference.

Item 5.                   Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of Common Units that may be beneficially owned by the Reporting Persons (on the basis of a total of 62,529,328 Common Units issued and outstanding as of July 31, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 filed with the Commission on August 2, 2017) are as follows:

Delek

(a)           Amount beneficially owned: 51,000,000 Common Units; Percentage: 81.6%

(b)           Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 51,000,000 Common Units

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 51,000,000 Common Units

Delek Energy

(a)           Amount beneficially owned: 51,000,000 Common Units; Percentage: 81.6%

(b)           Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 51,000,000 Common Units

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 51,000,000 Common Units

Alon Energy

(a)           Amount beneficially owned: 51,000,000 Common Units; Percentage: 81.6%

(b)           Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 51,000,000 Common Units

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 51,000,000 Common Units

Alon USA

(a)           Amount beneficially owned: 51,000,000 Common Units; Percentage: 81.6%

(b)           Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 51,000,000 Common Units

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 51,000,000 Common Units

Alon Capital

(a)           Amount beneficially owned: 51,000,000 Common Units; Percentage: 81.6%

(b)           Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 51,000,000 Common Units

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 51,000,000 Common Units

Alon Assets

(a)           Amount beneficially owned: 51,000,000 Common Units; Percentage: 81.6%

(b)           Number of shares to which the Reporting Person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 51,000,000 Common Units

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 51,000,000 Common Units

(c)           The response in Item 3 is incorporated herein by reference.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e)           Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 and the information contained in Item 4 is incorporated into this Item 6 by reference.

The Partnership Agreement

The General Partner, a wholly owned subsidiary of the Reporting Persons and the sole general partner of the Issuer, and Alon Assets, the organizational limited partner of the Issuer, are party to the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”).

Cash Distributions

The board of directors of the General Partner has adopted a cash distribution policy, pursuant to which the Partnership distributes, at the end of each quarter, its cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of the General Partner deems necessary or appropriate, including reserves for the Partnership’s expenses in the quarters in which planned turnarounds and catalyst replacement occur. The Partnership refers to this amount as “available cash.” The Partnership Agreement requires that distributions of available cash, if any, will be made by the partnership to unitholders, pro rata.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of limited partner interests on terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Partnership and the unitholders have only limited voting rights. Unitholders have no right to appoint the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding units, including units owned by the General Partner and its affiliates, voting together as a single class. Because the Reporting Persons own, directly or indirectly, 81.6% of the Partnership’s outstanding units and 100% of the membership interests in the General Partner, the Reporting Persons have the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates hold more than 90% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing price of the Common Units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed. Notwithstanding the foregoing, if, at any time, the General Partner and its affiliates hold less than 70% of the outstanding Common Units, from and after that time, the General Partner’s right to purchase the remaining Common Units shall be exercisable if the General Partner and its affiliates subsequently hold more than 80% of the outstanding Common Units.

Registration Rights

The Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of the General Partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Partnership Agreement, which is filed as Exhibit E hereto and is incorporated by reference in its entirety into this Item 6.

The General Partner Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner, Alon Assets has the right to elect the members of the board of directors of the General Partner.

Item 7.                   Material to be Filed as Exhibits.

A.            Joint Filing Agreement (filed herewith).

B.            Agreement and Plan of Merger, dated as of January 2, 2017, among Delek US Holdings, Inc., Delek Holdco, Inc., Dione Mergeco, Inc., Astro Mergeco, Inc. and Alon USA Energy, Inc (filed as Exhibit 2.1 to Old Delek’s Current Report on Form 8-K filed with the Commission on January 3, 2017 and incorporated herein in its entirety by reference) (file no. 001-32868).

C.            First Amendment to Agreement and Plan of Merger, dated as of February 27, 2017, among Delek US Holdings, Inc., Delek Holdco, Inc. Dione Mergeco, Inc., Astro Mergeco, Inc. and Alon USA Energy, Inc. (filed as Exhibit 2.6 to Old Delek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and incorporated herein in its entirety by reference) (file no. 001-32868).

D.            Second Amendment to Agreement and Plan of Merger, dated as of April 21, 2017, among Delek US Holdings, Inc. Delek Holdco, Inc., Dione Mergeco, Inc, Astro Mergeco, Inc. and Alon USA Energy, Inc. (filed as Annex B-2 to Delek US Holdings, Inc.’s Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on May 30, 2017 and incorporated herein in its entirety by reference).

E.            First Amended and Restated Agreement of Limited Partnership of Alon USA Partners, LP, dated November 26, 2012 (filed as Exhibit 3.1 to Alon USA Partners, LP’s Current Report on Form 8-K filed with the Commission on November 26, 2012 and incorporated herein by reference).

F.             Agreement and Plan of Merger, dated as of November 8, 2017, by and among Delek US Holdings, Inc., Sugarland Mergeco, LLC, Alon USA Partners, LP, and Alon USA Partners GP, LLC (filed as Exhibit 2.1 to Delek US Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on November 9, 2017 and incorporated herein in its entirety by reference).

G.            Support Agreement, dated as of November 8, 2017, by and between Alon USA Partners, LP and Alon Assets, Inc. (filed as Exhibit 99.2 to Delek US Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on November 9, 2017 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2017

DELEK US HOLDINGS, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

DELEK US ENERGY, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON USA ENERGY, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON USA, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON USA CAPITAL, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON ASSETS, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELEK US HOLDINGS, INC.

The business address of each person listed below is c/o Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

Directors:

Name	Present Principal Occupation	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer of Delek US Holdings, Inc.	United States / Israel	0
William J. Finnerty	Director	United States	0
Carlos E. Jordá	Director	United States	0
Charles H. Leonard	Director	United States	0
Gary M. Sullivan, Jr.	Director	United States	0
Shlomo Zohar	Director	Israel	0
Avi Geffen	Director	Israel	0
David Wiessman	Director	Israel	0

Executive Officers:

Name	Position	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer	United States / Israel	0
Kevin Kremke	Executive Vice President and Chief Financial Officer	United States	0
Frederec Green	Executive Vice President and Chief Operating Officer	United States	0
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel / Germany	0
Assi Ginzburg	Executive Vice President	United States / Israel	0
Daniel L. Gordon	Executive Vice President	United States	0
Jared P. Serff	Executive Vice President	United States	0
Anthony L. Miller	Executive Vice President	United States	0
Ernest C. Cagle	Executive Vice President	United States	0
Mark Page	Executive Vice President	United/States	0
Melissa M. Buhrig	Executive Vice President, General Counsel and Secretary	United States	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF DELEK US ENERGY, INC.

The business address of each person listed below is c/o Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

Sole Shareholder:

Delek US Holdings, Inc.

Directors:

Name	Present Principal Occupation	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer of Delek US Holdings, Inc.	United States / Israel	0
Frederec Green	Executive Vice President and Chief Operating Officer of Delek US Holdings, Inc.	United States	0
Assi Ginzburg	Executive Vice President of Delek US Holdings, Inc.	United States / Israel	0

Executive Officers:

Name	Position	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer	United States / Israel	0
Kevin Kremke	Executive Vice President and Chief Financial Officer	United States	0
Frederec Green	Executive Vice President and Chief Operating Officer	United States	0
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel / Germany	0
Assi Ginzburg	Executive Vice President	United States / Israel	0
Daniel L. Gordon	Executive Vice President	United States	0
Jared P. Serff	Executive Vice President	United States	0
Anthony L. Miller	Executive Vice President	United States	0
Ernest C. Cagle	Executive Vice President	United States	0
Mark Page	Executive Vice President	United States	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF ALON USA ENERGY, INC.

The business address of each person listed below is c/o Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

Shareholders of Alon USA Energy, Inc.:

Delek US Holdings, Inc.

Delek US Energy, Inc.

Directors:

Name	Present Principal Occupation	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer of Delek US Holdings, Inc.	United States / Israel	0
Kevin Kremke	Executive Vice President and Chief Financial Officer of Delek US Holdings, Inc.	United States	0
Frederec Green	Executive Vice President and Chief Operating Officer of Delek US Holdings, Inc.	United States	0

Executive Officers:

Name	Position	Citizenship	Units Held

Ezra Uzi Yemin	President and Chief Executive Officer	United States / Israel	0
Frederec Green	Executive Vice President and Chief Operating Officer	United States	0
Kevin Kremke	Executive Vice President, Chief Financial Officer and Secretary	United States	0
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel / Germany	0
Assi Ginzburg	Executive Vice President	United States / Israel	0
Daniel L. Gordon	Executive Vice President	United States	0
Jared P. Serff	Executive Vice President	United States	0
Anthony L. Miller	Executive Vice President	United States	0
Ernest C. Cagle	Executive Vice President	United States	0
Mark Page	Executive Vice President	United States	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF ALON USA, INC.

The business address of each person listed below is c/o Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

Sole Shareholder of Alon USA, Inc.:

Alon USA Energy, Inc.

Directors:

Name	Present Principal Occupation	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer of Delek US Holdings, Inc.	United States / Israel	0
Kevin Kremke	Executive Vice President and Chief Financial Officer of Delek US Holdings, Inc.	United States	0
Frederec Green	Executive Vice President and Chief Operating Officer of Delek US Holdings, Inc.	United States	0

Executive Officers:

Name	Position	Citizenship	Units Held

Ezra Uzi Yemin	President and Chief Executive Officer	United States / Israel	0
Frederec Green	Executive Vice President and Chief Operating Officer	United States	0
Kevin Kremke	Executive Vice President, Chief Financial Officer and Secretary	United States	0
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel / Germany	0
Assi Ginzburg	Executive Vice President	United States / Israel	0
Daniel L. Gordon	Executive Vice President	United States	0
Jared P. Serff	Executive Vice President	United States	0
Anthony L. Miller	Executive Vice President	United States	0
Ernest C. Cagle	Executive Vice President	United States	0
Mark Page	Executive Vice President	United States	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF ALON USA CAPITAL, INC.

The business address of each person listed below is c/o Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

Sole Shareholder of Alon USA Capital, Inc.:

Alon USA, Inc.

Directors:

Name	Present Principal Occupation	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer of Delek US Holdings, Inc.	United States / Israel	0
Kevin Kremke	Executive Vice President and Chief Financial Officer of Delek US Holdings, Inc.	United States	0
Frederec Green	Executive Vice President and Chief Operating Officer of Delek US Holdings, Inc.	United States	0

Executive Officers:

Name	Position	Citizenship	Units Held

Ezra Uzi Yemin	President and Chief Executive Officer	United States / Israel	0
Frederec Green	Executive Vice President and Chief Operating Officer	United States	0
Kevin Kremke	Executive Vice President, Chief Financial Officer and Secretary	United States	0
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel / Germany	0
Assi Ginzburg	Executive Vice President	United States / Israel	0
Daniel L. Gordon	Executive Vice President	United States	0
Jared P. Serff	Executive Vice President	United States	0
Anthony L. Miller	Executive Vice President	United States	0
Ernest C. Cagle	Executive Vice President	United States	0
Mark Page	Executive Vice President	United States	0

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF ALON ASSETS, INC.

The business address of each person listed below is c/o Delek US Holdings, Inc., 7102 Commerce Way, Brentwood, Tennessee 37027.

Sole Shareholder:

Alon USA Capital, Inc.

Directors:

Name	Present Principal Occupation	Citizenship	Units Held

Ezra Uzi Yemin	Chairman, President and Chief Executive Officer of Delek US Holdings, Inc.	United States / Israel	0
Kevin Kremke	Executive Vice President and Chief Financial Officer of Delek US Holdings, Inc.	United States	0
Frederec Green	Executive Vice President and Chief Operating Officer of Delek US Holdings, Inc.	United States	0

Executive Officers:

Name	Position	Citizenship	Units Held

Ezra Uzi Yemin	President and Chief Executive Officer	United States / Israel	0
Frederec Green	Executive Vice President and Chief Operating Officer	United States	0
Kevin Kremke	Executive Vice President, Chief Financial Officer and Secretary	United States	0
Avigal Soreq	Executive Vice President and Chief Commercial Officer	Israel / Germany	0
Assi Ginzburg	Executive Vice President	United States / Israel	0
Daniel L. Gordon	Executive Vice President	United States	0
Jared P. Serff	Executive Vice President	United States	0
Anthony L. Miller	Executive Vice President	United States	0
Ernest C. Cagle	Executive Vice President	United States	0
Mark Page	Executive Vice President	United States	0

Exhibit A

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Common Units of Alon USA Partners, LP, with the Securities and Exchange Commission pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 9, 2017

DELEK US HOLDINGS, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

DELEK US ENERGY, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON USA ENERGY, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON USA, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON USA CAPITAL, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer

ALON ASSETS, INC.

By:	/s/ Kevin Kremke
Kevin Kremke
Executive Vice President and Chief Financial Officer